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                                November 18, 2004



United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:  Julia E. Griffith
            Special Counsel
            Office of Mergers and Acquisitions

RE:   UNIFAB INTERNATIONAL, INC.
      SCHEDULE 13E-3 FILED OCTOBER 6, 2004

      FILE NO. 5-53539

Dear Ms. Griffith:

      We are responding to comments received in a letter dated November 3, 2004 from you to the undersigned with respect to the filing listed above. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in your letter. Our response follows each question. Page numbers mentioned in our response refer to the Schedule 13E-3A filed with the Commission on the date hereof, a copy of which is enclosed with this letter for your convenience.

GENERAL

1. WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE. SINCE THE FILING PERSONS ARE IN POSSESSION OF ALL FACTS RELATING TO THEIR DISCLOSURE, THEY ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES THEY HAVE MADE.

      IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE FILING PERSONS ACKNOWLEDGING THAT:

      THE FILING PERSONS ARE RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILINGS;

      STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS IN THE FILINGS REVIEWED BY THE STAFF DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH
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      RESPECT TO THE FILING; AND

      THE FILING PERSONS MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

      IN ADDITION, PLEASE BE ADVISED THAT THE DIVISION OF ENFORCEMENT HAS ACCESS TO ALL INFORMATION YOU PROVIDE TO THE STAFF OF THE DIVISION OF CORPORATION FINANCE IN OUR REVIEW OF YOUR FILING OR IN RESPONSE TO OUR COMMENTS ON YOUR FILING.

Response:

      Midland proposes to comply with this comment by having the Filing Persons deliver to the Commission executed copies of the form of letter attached hereto as Exhibit A.

SCHEDULE 13E-3
GENERAL

2. AS YOU MAY BE AWARE, RULE 13E-3(A)(3) DEFINES A GOING PRIVATE TRANSACTION AS "ANY TRANSACTION OR SERIES OF TRANSACTIONS.. WHICH HAS EITHER A REASONABLE LIKELIHOOD OR PURPOSE OF PRODUCING" THE EFFECTS SPECIFIED IN PARAGRAPH (A)(3)(II) OF THE RULE. A GOING PRIVATE TRANSACTION MAY TAKE PLACE IN MULTIPLE STEPS. EXPLAIN SUPPLEMENTALLY WHY THE REVERSE STOCK SPLIT ON AUGUST 1, 2003, THE EXERCISE OF MIDLAND'S RIGHTS UNDER THE NOVEMBER 30, 1999 UNIFAB CREDIT AGREEMENT ON AUGUST 13, 2003 AND THE ISSUANCE OF UNIFAB COMMON STOCK TO MIDLAND ON AUGUST 13, 2003, AND/OR THE SEPTEMBER, 2004 CONVERSIONS OF DEBENTURES INTO SHARES SHOULD NOT BE CONSIDERED THE FIRST STEPS IN THIS GOING PRIVATE TRANSACTION. SEE Q&A NO. 4, IN SEC RELEASE 34-17719 (APRIL 13, 1981). WE MAY HAVE FURTHER COMMENT AFTER READING YOUR RESPONSE.

Response:

      At the time that Midland acquired its debenture in August 2002, Midland had no intention of taking UNIFAB private. At that time, Midland's management hoped that conditions in the offshore fabrication industry would improve and that UNIFAB would thrive as a public company. During the following two years, industry conditions worsened, and UNIFAB was not able to achieve profitability. Also during that period, the Commission promulgated regulations under the Sarbanes Oxley Act, implementation of which has the practical effect of requiring public companies to hire additional staff and expend substantial sums annually. Midland continued to provide financial support to UNIFAB, but was unwilling to do so indefinitely. In the summer of 2004, these factors caused Midland to begin considering various options with respect to UNIFAB, including taking UNIFAB private.

      The reverse stock split of UNIFAB on August 1, 2003 was declared by UNIFAB's board of directors solely for the purpose of increasing the market price for a share of UNIFAB common stock so that UNIFAB common stock could remain traded on the NASDAQ SmallCap Market. UNIFAB's common stock was, at the time, trading for a price of less than $1.00 per share. After the stock split, UNIFAB's common stock traded at a price in excess of $1.00 per share. The requirement that UNIFAB's stock have a market value in excess of $1.00 was one of three tests
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used by the NASDAQ in order to determine whether UNIFAB common stock continued
to qualify for trading. As UNIFAB did not meet the other two tests, it was critical for UNIFAB to maintain its stock price.

      In SEC Release 34-17719 (April 13, 1981), the Commission indicated that a transaction is deemed to be part of a series of transactions involving a Rule 13e-3 transaction if the transaction is effected as part of or in furtherance of the Rule 13e-3 transaction, or is a transaction entered into to increase the probability of success of the Rule 13e-3 transaction. The Commission stated that "a Rule 13e-3 transaction would be deemed to commence with the first transaction which occurs at or after the time when it becomes reasonably likely that any of the specified effects will occur and which directly or indirectly contributes to the production of such effects."

      In August 2002, it could not have been said that Midland's acquisition of UNIFAB stock and the UNIFAB debenture would be reasonably likely to result in a UNIFAB going private transaction. Indeed, Midland's intention was to grow UNIFAB as a public company.

3. WE DO NOT SEE A SCHEDULE 13D FILING OR A SCHEDULE 14F-1 FILING FOR THE CORPORATE EVENTS THAT TOOK PLACE IN APRIL, 2002. PLEASE ADVISE.

Response:

      Midland acquired its controlling interest in UNIFAB and appointed a majority of UNIFAB's board of directors on August 13, 2002. While UNIFAB failed to file a Schedule 14f-1 and Midland failed to file a Schedule 13D immediately following the transaction, UNIFAB did file a Current Report on Form 8-K dated August 13, 2002 setting forth detailed information about the transaction. A copy of UNIFAB's Current Report on Form 8-K dated August 13, 2002 is attached to this letter as Exhibit B. Later in 2002, UNIFAB mailed to all shareholders an annual report that explained the Midland transaction in detail. In December 2002, UNIFAB sent definitive proxy materials to its shareholders containing all of the information required to be disclosed on a Schedule 14f-1. When Midland discovered its error in 2004, a Schedule 13D was filed immediately. The Schedule 13D was updated when Midland decided to convert its convertible debenture into common stock that would give Midland 90% of the outstanding common stock of UNIFAB. Midland's Schedule 13D, as originally filed and as amended, indicates that Midland will still consider any option to maximize the value of its investment in UNIFAB.

4. WE DO NOT SEE A SCHEDULE 13D FILING OR AN AMENDED FILING ON AUGUST 13, 2003 EXPLAINING THE TRANSACTIONS THAT TOOK PLACE WHEN THE MIDLAND AGREEMENT WAS CONSUMMATED. PLEASE ADVISE US AS TO THE REASONS NO FILING WAS MADE, OR FILE THE SCHEDULE 13D PROMPTLY.

Response:

      Please see Midland's response to Comment No. 3 above.


5. WE NOTE IN THIS REGARD THAT NO SCHEDULE 13D FILING WAS MADE IN THE MONTHS FOLLOWING
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      THE AUGUST 13 TRANSACTIONS, BUT WE FURTHER NOTE THAT YOUR DISCLOSURE
      INDICATES THAT IT WAS MIDLAND, RATHER THAN THE BOARD OF THE COMPANY, WHO RETAINED CHAFFE & ASSOCIATES IN JUNE OF 2004. PLEASE ADVISE US AS TO WHY NO FILING WAS MADE.

Response:

      Midland discovered in June 2004 that it had failed to file a Form 13D at the time of its acquisition of an interest in UNIFAB in August 2002. Immediately, Midland filed its Schedule 13D dated June 23, 2004. Also in June 2004, Midland engaged Chaffe & Associates to value UNIFAB because Midland had decided to evaluate its various strategic options with respect to UNIFAB. Midland had not decided, at that time, to take UNIFAB private, but was considering taking UNIFAB private as one strategic alternative among others. For example, even after engaging Chaffe & Associates to conduct its evaluation, Midland engaged in discussions with Dynamic Industries, Inc. concerning an acquisition of UNIFAB. In fact, while Midland has filed this Schedule 13E-3, Midland remains open to any other alternative that would maximize its investment in UNIFAB and the value of UNIFAB common stock.

6. WE NOTE THAT JEANNE M. HINES MCDANIEL IS NAMED AS A FILING PERSON BUT HAS EXPRESSED NO OPINION AS TO THE FAIRNESS OF THE MERGER. ITEM 1014(A) OF REGULATION M-A REQUIRES THAT AN AFFILIATE STATE WHETHER HE OR SHE REASONABLY BELIEVES THAT THE TRANSACTION IS FAIR TO THE UNAFFILIATED SHAREHOLDERS, AND INSTRUCTION I TO ITEM 1014 STATES THAT "A STATEMENT THAT THE... AFFILIATE HAS NO REASONABLE BELIEF AS TO THE FAIRNESS OF THE ... TRANSACTION TO UNAFFILIATED SECURITY HOLDERS WILL NOT BE CONSIDERED SUFFICIENT DISCLOSURE IN RESPONSE TO PARAGRAPH (A) OF THIS SECTION." REVISE YOUR DOCUMENT TO INCLUDE MRS. MCDANIEL'S BELIEF AS TO THE FAIRNESS OF THE TRANSACTION, INCLUDING THE REASONABLE BASIS FOR THE BELIEF AND THE FACTORS CONSIDERED IN REACHING IT, AS REQUIRED BY ITEM 1014. IF MRS. MCDANIEL REACHED HER CONCLUSIONS REGARDING FAIRNESS IN RELIANCE ON THE ANALYSIS OR OPINION OF ANY OTHER PARTY, THEN SHE MUST EXPRESSLY ADOPT THE ANALYSIS AND THE CONCLUSION IN THE DISCLOSURE.

Response:

      Mrs. McDaniel is the former wife of William Hines, the Chief Executive Officer of Midland. In their divorce, Mrs. McDaniel acquired a 45.5% economic interest in Midland. She has never taken any role in the management of Midland and is unfamiliar with its operations, including its ownership of UNIFAB. Accordingly, Mrs. McDaniel has not formulated any conclusions regarding the fairness of the proposed transaction based on any personal knowledge or analysis. In compliance with the Staff's comment, Midland proposes to strike the sentence stating, "She expresses no opinion with the proposed merger," on page
(ii) under the Filing Persons' Position of Fairness of the Merger and replace it with the following:

      Mrs. McDaniel is a 45.5% shareholder of Midland, but has never taken any role in the management of Midland and is unfamiliar with its operations or the operations of UNIFAB. Mrs. McDaniel takes the position that the merger is fair to the shareholders of UNIFAB, having reached this position by adopting the analysis and opinion of Chaffe & Associates and William Hines.

7. TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO INCLUDING THE COMPANY AS A FILING PERSON
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      ON THE SCHEDULE 13E-3. WE NOTE IN THIS REGARD THAT THE COMPANY IS
      CONTROLLED BY ITS AFFILIATE, MIDLAND, AND THAT CHAFFE & ASSOCIATES DISCUSSED THE STRUCTURE OF THE TRANSACTION WITH BOTH MIDLAND AND COMPANY MANAGEMENT.

Response:

      Although UNIFAB is an "affiliate" of Midland within the meaning of the federal securities laws, UNIFAB's board of directors is responsible for managing the business and affairs of UNIFAB. A majority of the members of UNIFAB's board of directors are independent from Midland. (Two executive officers of Midland serve on UNIFAB's board of directors, but the remainder of the directors, comprising a majority of the board, are not otherwise affiliated with Midland.) The board of directors of UNIFAB does not have the right to vote on the proposed merger transaction, since the merger can be consummated under Louisiana law solely through the action of Midland's board of directors. The board of directors of UNIFAB is aware of Midland's intentions, but has not been privy to the discussions between Midland and Chaffe & Associates, Inc. The board of directors of UNIFAB has not participated in decisions with respect to the structure, timing or price of the proposed transaction. Accordingly, Midland does not believe that UNIFAB should be a filing person on the Schedule 13E-3.

      UNIFAB's board of directors is aware that officers of UNIFAB have assisted Midland's financial advisors by providing answers to questions relating to the operations and value of UNIFAB. This assistance was rendered for the purpose of assisting Midland and its advisors in arriving at a fair value for shares of UNIFAB common stock.

8. TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO PROVIDING A BACKGROUND SECTION THAT SETS FORTH THE EVENTS LEADING UP TO THE MERGER, BEGINNING WITH MIDLAND'S ACQUISITION OF UNIFAB'S DEBT AND INCLUDING A FULL DESCRIPTION OF THE FILING PERSONS' CONSIDERATION OF "CERTAIN ALTERNATIVES TO ACQUIRING THE MINORITY SHAREHOLDER INTEREST IN UNIFAB..." THE PRESENT DISCLOSURE IS CONCLUSORY AND DIFFICULT TO FOLLOW, AND IT DOES NOT MEET THE REQUIREMENTS OF ITEM 1013 OF REGULATION M-A.

Response:

      Midland proposes to comply with this comment by adding a section in the summary to immediately follow "Principal Terms of the Merger" beginning on page
(ii), to read, in its entirety, as follows:

      BACKGROUND OF THE PROPOSED TRANSACTION

      In August 2002, Midland acquired a controlling interest in UNIFAB in a transaction that is described beginning on page 27. Midland was aware that UNIFAB's audited financial statements for the period ended December 31, 2001 indicated that there was "substantial doubt" about UNIFAB's ability "to continue as a going concern." At the time that Midland acquired its interest in UNIFAB, it was Midland's hope that conditions in the offshore fabrication industry would improve and, with the financial assistance that Midland could provide, UNIFAB would become a profitable company. Since August 2002, however, industry conditions have not improved substantially, and UNIFAB's financial condition
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      and results of operations have not improved despite significant financial assistance from Midland.


      Midland is unwilling to provide financial support to UNIFAB indefinitely. Midland does not believe that UNIFAB is likely to become profitable in the near future and that all resources of UNIFAB should be conserved. Midland believes that UNIFAB cannot afford the expenses associated with being a public company, including substantial additional expenses that would be required in late 2004 and thereafter, as UNIFAB would have to comply with the Sarbanes Oxley Act and the rules and regulations thereunder. In order to conserve these resources, Midland has decided that UNIFAB should "go private."


      Louisiana law allows Midland, as a 90% shareholder of UNIFAB, to take UNIFAB private in a short-form merger. Such a transaction requires corporate action solely on the part of Midland; the shareholders of UNIFAB and the board of directors of UNIFAB do not play any role in such a transaction. The short-form merger is therefore the most inexpensive way to effect a going private transaction under the circumstances, and has therefore been chosen by Midland as the structure for this transaction. In a short-form merger, the company going private is merged with its 90% shareholder, and the minority shareholders are paid cash compensation for their shares that the amount of which is established unilaterally by the majority shareholder. Minority shareholders who are dissatisfied with the amount of compensation they are entitled to receive may elect to exercise their dissenters rights. Your dissenters rights are explained in detail below, beginning on page 25.

      Midland engaged the services of an independent financial consultant to advise on the value of UNIFAB common stock. That firm advised Midland that a share of UNIFAB common stock would have no fair value. Midland determined that, at the effective time of the short-form merger, it would nonetheless pay $.20 per share for every minority share of UNIFAB common stock. This price is between the value that Midland's independent advisor has indicated and the market price at which UNIFAB common stock has been trading over the past year. It is not necessarily the value that the Louisiana district court of New Iberia Parish would award to minority shareholders who elect to exercise their dissenters' rights.

Summary Term Sheet, page I

9. REVISE YOUR FIRST PARAGRAPH TO MAKE CLEAR THAT YOUR SUMMARY TERM SHEET PROVIDES AN OVERVIEW OF ALL MATERIAL MATTERS PRESENTED IN THE ACCOMPANYING DOCUMENTS. YOU SHOULD DISCLOSE PROMINENTLY IN THE SUMMARY SECTION THAT THIS TRANSACTION WAS NOT REVIEWED BY A SPECIAL COMMITTEE, NOR IS IT SUBJECT TO ANY VOTE OF THE UNAFFILIATED SHAREHOLDERS.

Response:

      Midland proposes to comply with this comment by amending the first paragraph of the Summary Term Sheet on page (i) to read, in its entirety, as follows:
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            This summary and the remainder of this Transaction Statement on
      Schedule 13E-3 include information describing the "going private" merger involving UNIFAB International, Inc. ("UNIFAB") and Midland Acquisition, Inc. ("Midland Acquisition"), how it affects you, what your rights are with respect to the merger as a shareholder of UNIFAB and the position of the people listed on the cover of this Schedule 13E-3 above the caption "Name of Person(s) Filing Statement," on the fairness of the merger to you. This summary provides an overview of all material matters presented in this Transaction Statement and all accompanying documents. The proposed transaction described in this Transaction Statement has not been approved by the Board of Directors of UNIFAB or any special committee of independent directors of UNIFAB, and it is not subject to any vote of the shareholders of UNIFAB who are not affiliated with Midland Acquisition.

10. STATE CLEARLY IN THE SUMMARY THAT THE PRICE OFFERED IN THE MERGER IS SUBSTANTIALLY BELOW THE TRADING PRICE OF THE STOCK. DISCLOSE THE TRADING PRICE AS OF A RECENT DATE.

Response:

      Midland proposes to comply with this comment by including the following sentences at the end of the paragraph entitled "Merger Consideration" on page
(i) of the filing:

      The merger consideration of $0.20 per share is substantially below prices at which shares of UNIFAB common stock have traded over the past year. According to Yahoo.com, on November 11, 2004, shares of common stock of UNIFAB traded at $0.30 on the over-the-counter market.


The Filing Persons' Position as to the Fairness of the Merger, page (ii)


11. IT IS NOT CLEAR HOW CERTAIN OF THE REASONS EXPRESSED IN THIS SECTION AS TO THE FAIRNESS OF THE MERGER SUPPORT A FINDING OF FAIRNESS. FOR EXAMPLE, HOW DOES THE EXISTENCE OF A 90% SHAREHOLDER INDICATE THAT THE TRANSACTION IS FAIR? PLEASE REVISE.

Response:


      Midland proposes to comply with this comment by amending the first bullet point on page (ii) to read, in its entirety, as follows:


- The Filing Persons believe that the merger is procedurally fair because Louisiana law specifically provides that a 90% shareholder, such as Midland Acquisition, has the right to effect a merger without the approval or corporate action of the directors or shareholders of a Louisiana corporation, such as UNIFAB. Unaffiliated shareholders affected by the merger have a right to exercise dissenters' rights (which are described beginning on page 25, below).


Conditions to the Merger. page (iii)

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12.   PROVIDE SUFFICIENT DISCLOSURE FOR A SHAREHOLDER TO DETERMINE WHAT
      CONDITIONS THERE ARE TO MIDLAND'S OBLIGATION TO CONSUMMATE THE MERGER. IN ADDITION, PROVIDE MORE DETAILED DISCLOSURE CONCERNING THE CIRCUMSTANCES IN WHICH MIDLAND MIGHT TERMINATE THE TRANSACTION. YOUR STATEMENT THAT "MIDLAND HAS NO LEGAL OBLIGATION TO CONSUMMATE THE MERGER..." DOES NOT OFFER SHAREHOLDERS MUCH INFORMATION.

Response:

      Midland proposes to comply with this comment by amending the section of the Summary entitled "Conditions to the Merger" beginning on page (iii) to read, in its entirety, as follows:

      Midland Acquisition has no legal obligation to consummate the merger as planned. Midland Acquisition may, in its sole discretion, determine not to close the merger at any time. Specifically, should shareholders take legal action to enjoin the merger, Midland Acquisition may determine not to proceed with the merger, but instead to liquidate UNIFAB. Should a third party offer to purchase UNIFAB on terms acceptable to Midland, Midland would not proceed with the merger. The persons filing this Schedule 13E-3 believe that shareholders of UNIFAB, including Midland Acquisition, may not recover any value for their shares of common stock in the event of a liquidation.

A similar change will be made on page 31.

Introduction, page 1

13. YOU STATE ON PAGE 2 THAT THE OUTSTANDING OPTIONS AND WARRANTS WILL BE CANCELLED ON THE EFFECTIVE DATE OF THE MERGER, AND ON PAGE 5 THAT YOU INTEND TO "REQUEST THAT THE HOLDERS OF THESE OPTIONS AGREE TO A CANCELLATION OF THE OPTIONS". TELL US HOW THE BOARD WAS ABLE TO DETERMINE THAT THE CANCELLATION OF THESE SECURITIES WAS FAIR TO THE OPTION AND WARRANT HOLDERS, AND WHY THEY BELIEVE THAT THE OPTION HOLDERS WILL AGREE TO THE CANCELLATION.

Response:

      Midland supplementally advises the Staff that the outstanding options to acquire shares of UNIFAB common stock have exercise prices substantially in excess of $0.20 per share. Accordingly, Midland does not expect that any option holder would exercise his or her option. Midland will ask that option holders execute a document terminating the options as of the date of the merger. Midland cannot require that an option holder agree to such a termination. Midland has not requested that the board of directors of UNIFAB take any action with respect to outstanding stock options. Option holders who do not agree to Midland's request that their options be formally terminated will continue to hold their options until the date that the options expire according to their terms.

Special Factors, page 2

14. EXPAND YOUR DISCUSSION OF THE BACKGROUND OF THE TRANSACTION TO DESCRIBE ALL MEETINGS,
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      NEGOTIATIONS, CONTACTS, ETC., AMONG THE FILING PERSONS, THE BOARD AND
      MANAGEMENT. IDENTIFY THE PARTICIPANTS IN AND INITIATOR OF EACH MEETING OR CONTACT, DISCLOSE THE DATE OF EACH MEETING OR CONTACT AND REVISE YOUR DISCUSSION OF THOSE MEETINGS TO PROVIDE THE READER WITH MORE OF A SENSE OF THE CONTENT OF THOSE DISCUSSIONS. THE REVISED DISCLOSURE SHOULD INCLUDE THE FOLLOWING, WHICH IS NOT INTENDED TO BE AN EXHAUSTIVE LIST: WHO FIRST PROPOSED THE POSSIBILITY OF GOING PRIVATE AND WHEN THIS OCCURRED; THE RELATIONSHIP BETWEEN MIDLAND AND THE COMPANY'S BOARD AND MANAGEMENT; HOW THE OFFER PRICE WAS SELECTED; AND WHAT SPECIFIC ISSUES, IF ANY, WERE ADDRESSED BY MIDLAND WITH CHAFFE DURING ITS PRESENTATION.

Response:

      Midland proposes to comply with this comment by adding a new section at the beginning of "Special Factors" entitled "BACKGROUND OF THE PROPOSED TRANSACTION" which begins on page 2 of the filing, and reads, in its entirety, as follows:

BACKGROUND OF THE PROPOSED MERGER

      In August 2002, Midland acquired a controlling interest in UNIFAB in a transaction that is described beginning on page 27. Midland was aware that UNIFAB's audited financial statements for the period ended December 31, 2001 indicated that there was "substantial doubt" about UNIFAB's ability "to continue as a going concern." At the time that Midland acquired its interest in UNIFAB, it was Midland's hope that conditions in the offshore fabrication industry would improve and, with the financial assistance that Midland could provide, UNIFAB would become a profitable company. Since August 2002, however, industry conditions have not improved substantially, and UNIFAB's financial condition and results of operations have not improved despite significant financial assistance from Midland.

      Midland is unwilling to provide financial support to UNIFAB indefinitely. By the summer of 2004, Midland had determined that UNIFAB was not likely to become profitable in the near future and that all resources of UNIFAB should be conserved. At that time, Midland began to consider various strategic alternatives for conserving the resources of UNIFAB. Midland noted that UNIFAB could not afford the expenses associated with being a public company, including substantial additional expenses that would be required in late 2004 and thereafter, as UNIFAB would have to comply with the Sarbanes Oxley Act and the rules and regulations thereunder. In order to conserve UNIFAB's resources, Midland decided that, by the end of 2004, UNIFAB should "go private," be sold to a third party or be liquidated. Midland also determined that, whatever strategy adopted with respect to the entire company, in the meantime UNIFAB's facility in Lake Charles, Louisiana should be shut down and sold and that UNIFAB's Allen Tank subsidiary should be shut down and liquidated.

      Midland began considering the benefits and detriments of each strategic alternative for UNIFAB. Midland contacted two parties that had, in the past, indicated an interest in acquiring all or part of UNIFAB. Discussions were held with these parties during the summer and fall of 2004. To date, each party has indicated that it would proceed with an acquisition of UNIFAB only through a bankruptcy transaction that would assign no value to UNIFAB's shareholders. Midland would entertain any offer by a third party to purchase UNIFAB or its assets prior to the date that the proposed merger is consummated.

      At the same time, Midland engaged Chaffe & Associates to determine the value of UNIFAB common stock in case Midland were to take UNIFAB private through a short-form merger. Midland initially engaged Chaffe & Associates in June, 2004. Chaffe & Associates made its initial oral report to Midland on September 14, 2004. That report indicated that UNIFAB's common stock could have some residual value if the company's assets were liquidated and its debts paid. Chaffe & Associates indicated, however, that it was using a dated appraisal to value UNIFAB's assets, and asked Midland to secure a more up-to-date appraisal on certain material assets. In late September, Chaffe & Associates received an update on the appraisal indicating that some of the equipment on the prior appraisal had already been sold by UNIFAB and that some equipment had lost value during the intervening years. Based on the new summary appraisal and updated equipment list, on September 29, 2004, Chaffe & Associates delivered to Midland, an oral report indicating that in a liquidation of UNIFAB, the common stock would have no residual value. After receiving this report, Midland determined that it would pay $.20 per share to shareholders of UNIFAB in a short-form merger, even though Midland agreed with both the analysis and the conclusion of Chaffe & Associates. Midland determined to pay cash in the short-form merger with the hope that its willingness to pay more than the value reached by Chaffe & Associates would obviate objections to the transaction. Chaffe & Associates delivered its written opinion to Midland on October 5, 2004, a copy of which is attached hereto as Exhibit C.

      Midland also considered taking UNIFAB private by asking UNIFAB's board of directors to consider and approve a reverse stock split or a merger of UNIFAB into a company owned by Midland, in either case with the outcome that Midland would be the only remaining shareholder of UNIFAB. Midland determined, however, not to request UNIFAB's board to consider such a transaction because any such transaction, insofar as it would involve the solicitation of proxies and holding a special meeting of the shareholders of UNIFAB, would be more expensive than a short-form merger.

      During the summer and fall of 2004, Midland has also considered liquidating UNIFAB, either by shutting down operations and engaging in an orderly liquidation of UNIFAB's assets or by placing UNIFAB in bankruptcy. Midland is UNIFAB's largest creditor, and UNIFAB cannot pay Midland's debt in accordance with its terms. In fact, UNIFAB continues to require additional credit and financial support from Midland in order to meet its obligations to its customers, suppliers and employees. Midland has determined at this time not to liquidate UNIFAB or place UNIFAB in bankruptcy.

Purposes. Alternatives. Reasons and Effects, page 2,

15. THE FACTORS SUPPORTING THE MERGER MUST BE EXPLAINED IN ENOUGH DETAIL FOR INVESTORS TO UNDERSTAND THEM. CONCLUSORY STATEMENTS OR LISTING OF GENERALIZED AREAS OF CONSIDERATION, SUCH AS "MARKET CONDITIONS IN UNIFAB'S BUSINESS HAVE MADE IT DIFFICULT FOR UNIFAB TO INCREASE ITS REVENUES AND
      OPERATING PROFIT MARGINS...." ARE NOT ACCEPTABLE. PLEASE REVISE THE FIRST
      SECTION EXPLAIN HOW EACH OF THE FACTORS LISTED SUPPORT OR DO NOT SUPPORT THE DECISION TO APPROVE THE MERGER.

Response:

      Midland proposes to comply with this comment by dividing the first paragraph under the subheading "Reasons" on page 3 into three paragraphs and changing the text to read, in its entirety, as follows:

            Midland acquired its interest in UNIFAB in August 2002. At that time, UNIFAB's common stock was listed for trading on the NASDAQ SmallCap Market. When Midland invested in UNIFAB, Midland hoped that Midland's financial and credit support would allow UNIFAB to increase revenues and market share. Midland also expected that access to the public markets would ultimately provide access to public capital and greater liquidity. Although Midland anticipated that Midland would be required to provide financial support for UNIFAB because of UNIFAB's weakened financial condition in August 2002, Midland did not expect that the need for financial support would continue indefinitely.

            Despite Midland's financing and credit support, the domestic offshore fabrication market did not see a material increase in demand during the two years following Midland's acquisition of control of UNIFAB, so UNIFAB's revenues and operating profit margins have not improved. In fact, UNIFAB has had substantial net losses since Midland acquired its interest. Midland continues to be called upon to provide financial security and support for UNIFAB.

            Following years of successively declining revenue and net losses, UNIFAB's common stock was delisted from the NASDAQ SmallCap Market on June 28, 2004 because of insufficient market capitalization, shareholders' equity and net income from operations. Because of the delisting and UNIFAB's declining revenues, Midland has been unable to realize the expected benefits of its ownership in a public company. As a result, Midland has determined that the costs and potential liabilities of maintaining UNIFAB as a public company, particularly since the enactment of the Sarbanes-Oxley Act of 2002, greatly outweigh any potential present or future benefits. Accordingly, Midland has determined to take UNIFAB private.

16. WE NOTE THAT MIDLAND HAS DETERMINED THAT THE COSTS OF MAINTAINING UNIFAB AS A PUBLIC COMPANY OUTWEIGH POTENTIAL FUTURE BENEFITS, PARTICULARLY SINCE THE ENACTMENT OF THE SARBANES-OXLEY ACT OF 2002. QUANTIFY THE INCREASED COSTS ASSOCIATED WITH THE

      SARBANES OXLEY ACT.

Response:

      Midland estimates that the initial costs of compliance with new regulations promulgated under the Sarbanes-Oxley Act may total $500,000, and on-going additional costs of compliance may be $350,000 annually. Initially, UNIFAB would likely have to purchase additional software at an estimated cost of $150,000, and engage the services of additional employees or consultants to do the substantial work of identifying all control points, documenting UNIFAB's control systems and testing for deficiencies and weaknesses in control systems. UNIFAB would likely have to hire two additional permanent employees in order to satisfy the documentation and testing requirements of the Act. UNIFAB's independent auditing fees would likely rise by approximately $100,000 annually.

Factors Considered in Determining Fairness, page 8

17. PLEASE REVISE YOUR DISCUSSION OF THE FACTORS CONSIDERED BY THE FILING PERSONS TO INCLUDE TWO LISTS. CLEARLY IDENTIFY ONE LIST OF FACTORS FAVORING THE MERGER TRANSACTION AND ONE LIST OF FACTORS NOT SUPPORTING THE TRANSACTION.

Response:

      Midland proposes to comply with this comment by adding a subsection entitled "Summary" at the beginning of the section called "Factors Considered in Determining Fairness" beginning on page 8. That new subsection would read as follows:

      Summary. Midland and the other Filing Persons considered various factors in analyzing the fairness of the proposed merger. Each of these factors is discussed in greater detail below. The Filing Persons share the same economic interest in the transaction. In summary, the factors that favor the merger transaction for Midland and the other Filing Persons were:

- UNIFAB's financial condition is extremely poor, and the merger will help UNIFAB to economize its financial resources by saving approximately $500,000 in initial expenses and $350,000 in annual expenses associated with compliance with the reporting provisions of the federal securities laws. Saving these resources will benefit both UNIFAB and Midland, as its sole shareholder after the merger.

- UNIFAB's stock was de-listed from trading on a national securities exchange in the summer of 2004, and Midland does not expect UNIFAB's financial condition to improve to the extent required to meet listing standards; accordingly, UNIFAB's common stock will not be traded on a national market.

- Chaffe & Associates, an independent financial consulting firm experienced in the valuation of businesses such as UNIFAB, has delivered its opinion to Midland that the price to be paid in the merger is fair to the shareholders of UNIFAB, from a financial point of view.

- The merger is structured as a short-form merger, consistent with Louisiana law that allows shareholders owning at least 90% of the common stock of a company to merge that company into the controlling shareholder, and gives minority shareholders dissenters rights.

      The factors that tend not to favor the merger are:

- Minority shareholders of UNIFAB have not been represented in negotiations with Midland, either by the board of directors of UNIFAB (which, by statute, is not involved in the short-form merger process) or an independent committee representing the interests of minority shareholders.

- The price to be paid in the merger is below the average trading price of shares of UNIFAB common stock during the past year.

- Should conditions in the offshore fabrication industry improve and UNIFAB's financial condition improve, the minority shareholders of UNIFAB will not participate in any increase in value of their investment in UNIFAB; under such circumstances, only Midland would benefit by an increase in the value of UNIFAB.

18. PLEASE SUPPLEMENTALLY SEND US A COPY OF THE BOARD BOOKS AND ANY OTHER MATERIALS PREPARED BY CHAFFE & ASSOCIATES TO ASSIST MIDLAND IN EVALUATING THE MERGER. ALL MATERIALS THAT CHAFFE PREPARED AND DISTRIBUTED TO MIDLAND SHOULD BE FILED AS EXHIBITS TO THE SCHEDULE 13E-3.

Response:

      Chaffe & Associates did not prepare any board books to assist Midland in evaluating the merger. Chaffe & Associates did not assist Midland in establishing the price to be paid in the merger, in structuring the merger or in evaluating possible alternatives to the merger. The sole engagement of Chaffe & Associates was to determine the value of a share of UNIFAB common stock and whether the proposed merger price was fair to the minority shareholders of UNIFAB, from a financial point of view. Chaffe & Associates presented to Midland two oral reports (on September 14, 2004 and September 29, 2004), and one written opinion that has been attached to the filing as Exhibit C. We have supplementally provided to the Commission the working papers used by Chaffe & Associates in delivering its September 14th and 29th reports.

19. EXPAND THIS SECTION TO DISCUSS IN DETAIL EACH FILING PERSONS' PURPOSE FOR ENGAGING IN THE TRANSACTION, AND THE REASONS FOR UNDERTAKING THE TRANSACTION NOW. CONSIDER INSTRUCTION I TO ITEM 1013 OF REGULATION M-A IN DRAFTING YOUR DISCLOSURE.

Response:

      Midland proposes to comply with this comment by adding a second paragraph under the Purposes section on page 2 that reads as follows:

      Each filing person's purpose for entering this transaction is the same because the financial interests of each filing person are inextricably bound to one another. The Filing Persons are Midland, Midland's wholly-owned subsidiary and Midland's major shareholders. Thus, each of the Filing Persons adopts the purposes and reasons set forth below for entering into the merger.

20. IN RESPONSE TO ITEM 1013(D) OF REGULATION M-A, DISCLOSE THE BENEFITS AND DETRIMENTS OF THE TRANSACTION FOR EACH OF: (I) THE COMPANY; (II) THE AFFILIATES; AND (III) THE UNAFFILIATED SECURITY HOLDERS OF THE COMPANY. QUANTIFY YOUR RESPONSE AS MUCH AS POSSIBLE. SEE INSTRUCTION 2 TO ITEM 1013 OF REGULATION M-A.

Response:

      Please see Midland's response to comment 17 above.

21. IN YOUR DISCLOSURE REGARDING FAIRNESS DETERMINATIONS MADE BY FILING PERSONS, STATE WHETHER EACH FILING PERSON HAS DETERMINED THAT THE PROPOSED TRANSACTION IS PROCEDURALLY FAIR DESPITE THE ABSENCE OF THE SAFEGUARDS IDENTIFIED IN ITEM 1014(C) OF REGULATION M-A, THE APPROVAL OF THE UNAFFILIATED SECURITY HOLDERS, AND ITEM 1014(D) OF REGULATION M-A, THE APPOINTMENT OF AN UNAFFILIATED REPRESENTATIVE TO NEGOTIATE ON BEHALF OF THE UNAFFILIATED SECURITY HOLDERS. THE CONCLUSORY STATEMENTS INCLUDED IN YOUR DISCLOSURE REGARDING PROCEDURAL FAIRNESS ON PAGE 10 OF YOUR FILING DO NOT ADDRESS THIS POINT.

Response:

      Midland proposes to comply with this comment by including an additional bullet point on page 10 in the section entitled "Procedural Fairness" which reads as follows:

- The terms of the merger were not negotiated between Midland, on the one hand, and the board of directors of UNIFAB, or any independent representative of the unaffiliated shareholders of UNIFAB, on the other hand. Louisiana's short-form merger statute allows a 90% shareholder, such as Midland, to act unilaterally in approving a short-form merger. The price to be paid in the merger does not necessarily reflect a price that would have been negotiated between Midland and the board of directors of UNIFAB, if the board had had the ability to negotiate such a price.

22. REVISE YOUR DISCLOSURE TO SPECIFICALLY INCLUDE EACH FILING PERSON'S DETERMINATION REGARDING FAIRNESS OF THE TRANSACTION TO UNAFFILIATED SHAREHOLDERS IN ACCORDANCE WITH ITEM 1014(A) OF REGULATION M-A. TO THE EXTENT THAT ANY FILING PERSON INDIVIDUALLY OR THE BOARD OF DIRECTORS OF THE COMPANY IS RELYING UPON THE ANALYSIS OF CHAFFE & ASSOCIATES, THEY SHOULD EXPRESSLY ADOPT SUCH ANALYSIS. SEE ITEM 1014(B) OF REGULATION M-A AND Q&A NOS. 5 AND 21 IN SEC RELEASE NO. 34-17719 (APRIL 13, 1981).

Response:

      Midland proposes to comply with this comment by including a new paragraph as the second paragraph in the section entitled "Fairness" on page 8:

      The views of the Filing Persons are actually the views of William A. Hines. Midland Fabricators and Process Systems, L.L.C. is a limited liability company managed by its sole managing member, William A. Hines. Midland Acquisition, Inc. is a newly-formed Louisiana corporation with a single director, William A. Hines. Mrs. McDaniel, the former wife of Mr. Hines, received her economic interest in Midland in the divorce settlement. During the marriage and thereafter, Mrs. McDaniel has not taken any active role in the management of Midland. She is a filing person solely because of her passive economic interest in Midland. Mrs. McDaniel adopts the reasoning of Mr. Hines for all purposes of this Schedule 13E-3.

Furthermore, Midland proposes to amend the second to last paragraph of the subsection entitled "Fairness" under "Fairness of the Transaction" on page 8 to include the following sentence:

      In arriving at their conclusions as to fairness of the transaction, the Filing Persons are relying upon the analysis of Chaffe & Associates, and expressly adopt such analysis as their own.

23. INSTRUCTION 3 TO ITEM 1014 OF REGULATION M-A PROVIDES THAT "CONCLUSORY STATEMENTS ... WILL NOT BE SUFFICIENT DISCLOSURE FOR ITEM 1014(B)." THE DISCUSSION OF FACTORS CONSIDERED IN DETERMINING THE FAIRNESS OF THE PROPOSED TRANSACTION SHOULD THEREFORE ADDRESS THE FACTORS SET FORTH IN GENERAL INSTRUCTION 2 TO ITEM 1014 OF REGULATION M-A. WHILE WE NOTE THAT THE FILING PERSONS CONSIDERED MOST OF THESE FACTORS, TO THE EXTENT THAT THE COMPANY IS A FILING PERSON, IT IS NOT CLEAR WHAT CONSIDERATION THE COMPANY'S BOARD GAVE TO THE FACTORS. FURTHER, THE FILING PERSONS APPEAR TO HAVE CONCLUDED THAT WHENEVER THE ANALYSIS YIELDED A ZERO VALUE, THE ANALYSIS NECESSARILY IMPLIED THAT THE MERGER CONSIDERATION WAS FAIR. EXPAND YOUR DISCUSSION TO EXPLAIN IN GREATER DETAIL WHY THE FILING PERSONS AND THE BOARD REACHED THE CONCLUSIONS THEY DID, AND TO STATE SPECIFICALLY HOW THE BOARD DETERMINED THE TRANSACTION TO BE FAIR. IF EITHER THE FILING PERSONS' OR THE BOARD'S CONCLUSION WAS THAT ONE OR MORE OF THE OMITTED FACTORS WERE MATERIAL, PLEASE DISCLOSE THE BASES FOR SUCH CONCLUSIONS. SEE Q&A NO. 21 IN SEC RELEASE NO. 17719 (APRIL 13, 1981).

Response:

      The board of directors of UNIFAB has not been involved in the proposed transaction, and UNIFAB is not a filing person. The board of directors of UNIFAB has not considered the proposed transaction and expresses no view on the fairness of the transaction to the shareholders of UNIFAB.

      Please see the response to Comment no. 17 setting forth revised disclosure that includes a more detailed listing of the factors considered by the Filing Persons in determining that merger is fair to the shareholders of UNIFAB. As set forth in response to Comment 6, above, the Filing Persons will explicitly adopt the reasoning of Chaffe & Associates regarding the fairness of the proposed merger.

24. YOUR DISCLOSURE IN RESPONSE TO THE QUESTION OF WHAT CONSIDERATION THE FILING PERSONS GAVE TO PRIOR PURCHASES AS REQUIRED BY INSTRUCTION 2(VI) TO
      ITEM 1014 OF REGULATION M-A IS CONCLUSORY. PLEASE REVISE TO ADDRESS THE DISPARITY BETWEEN THE PRIOR PURCHASE PRICES AND THE MERGER CONSIDERATION.

Response:


      Midland proposes to comply with this comment by adding a paragraph entitled "Average Market Prices for UNIFAB Common Stock" on page 9:

            Average Market Prices. The Filing Persons are aware that during the past year, shares of UNIFAB common stock have traded at an average price substantially in excess of the $0.20 per share price to be paid in the merger. For example, on November 11, 2004, shares of UNIFAB common stock traded at $.30 per share, on the over-the-counter market, as reported by Yahoo.com. The Filing Persons do not believe that the average trading price of UNIFAB common stock over the past year has been representative of the value of UNIFAB common stock. Instead, the Filing Persons adopt the analysis of Chaffe & Associates as to the value of UNIFAB common stock. The Filing Persons can offer no explanation why shares of UNIFAB common stock have traded at prices substantially above $.20.

25. IN YOUR DISCUSSION OF THE FILING PERSONS' CONSIDERATION OF THE CURRENT AND HISTORICAL MARKET PRICES FOR THE COMPANY'S SECURITIES, PROVIDE A RECENT QUOTATION OF THE CURRENT MARKET PRICE, AND HIGHLIGHT THE FACT THAT THE OFFER PRICE IS SIGNIFICANTLY BELOW THE MARKET PRICE.

Response:


      Midland proposes to comply with this comment by revising the last sentence under Current and Historical Market Prices on page 8 to read as follows:

      According to Yahoo.com, shares of UNIFAB common stock traded for $.30 per share on November 11, 2004 on the over-the-counter market. This price was well above the $0.20 per share value to be paid to the shareholders of UNIFAB unaffiliated to Midland. The Filing Persons believe that the reported market price of UNIFAB's common stock is not indicative that the merger price is unfair. Among other reasons, the Filing Persons believe that there is limited trading activity in UNIFAB common stock and a relatively illiquid trading market. The merger price, on the other hand, will be paid to all shareholders of UNIFAB who are not affiliated with Midland.

26. IN YOUR DESCRIPTION OF THE COMPARABLE COMPANIES ANALYSIS, PROVIDE THE NAMES OF THE COMPANIES INCLUDED IN THE PEER GROUP OF FOUR PUBLICLY TRADED COMPANIES INCLUDED IN CHAFFE & ASSOCIATES OPINION- PROVIDE EITHER A BRIEF DESCRIPTION OF THE ANALYSIS OR A CROSS REFERENCE TO THE FAIRNESS ADVISOR'S DISCLOSURE.

Response:


      Midland proposes to comply with this comment by revising the last sentence under the "Comparable Companies Analysis" on page 9 to read as follows:

      Based on the opinion, which analyzed Global Industries, Ltd., Gulf Island Fabricators, Inc., McDermott International, Inc., and NATCO Group, Inc., the Filing Persons believe the per share consideration to be paid to the minority shareholders of UNIFAB is substantially greater than the value per share implied by the comparable companies analysis. For a more detailed explanation of this analysis, see the summary of Chaffe & Associates' Comparable Companies Analysis on page 15.


27.   QUANTIFY YOUR DISCLOSURE REGARDING BREAKUP AND LIQUIDATION ANALYSIS.

Response:


      Please see Midland's response to Comment 38, below.

28.   EACH FILING PERSON MUST ADDRESS THE FACTORS ITEMIZED IN INSTRUCTION 2 TO
      ITEM 1014 OF REGULATION M-A IN SUPPORT OF THEIR FAIRNESS DETERMINATION. TO THE EXTENT THAT THEY ARE RELYING ON THE ANALYSIS OF ANOTHER WITH RESPECT TO ANY OF THE FACTORS, THE FILING PERSON MUST ADOPT THE ANALYSIS OF THE OTHER PARTY. ACCORDINGLY, TO THE EXTENT THAT ANY FILING PERSON IS RELYING ON THE ANALYSIS OF THE FAIRNESS ADVISOR OR THE BOARD TO SATISFY THEIR ITEM 1014 REQUIREMENTS, THEY MUST SPECIFICALLY ADOPT THE ANALYSIS AS THEIR OWN. TO THE EXTENT THAT A FILING PERSON DID NOT CONSIDER ONE OR MORE OF THE FACTORS ADDRESSED IN INSTRUCTION 2, THE DISCLOSURE MUST STATE THAT PERSON'S REASONS FOR BELIEVING THE FACTOR WAS IRRELEVANT.

Response:


      Midland proposes to comply with this comment by inserting the following paragraph on page 8 under the section entitled "Fairness":

      The Filing Persons adopt as their own the reasoning and conclusions of Chaffe & Associates in regard to the value of UNIFAB common stock, including Chaffe & Associates' conclusion that UNIFAB common stock has no book value, going concern value or liquidation value. The Filing Persons believe that $.20 per share is a merger price in excess of the fair value of a share of UNIFAB common stock despite the historical and current market prices being paid in isolated sales transactions for shares of UNIFAB common stock.

29. PROVIDE MORE DETAILED DISCLOSURE CONCERNING THE EFFORT TO OBTAIN A THIRD PARTY OFFER FOR THE COMPANY. DESCRIBE WHAT BUSINESS THE INTERESTED PARTIES WERE IN, HOW THEY WERE APPROACHED, AND THE REASONS THAT NO OFFER WAS MADE FOR THE COMPANY. STATE WHETHER UNIFAB ACTIVELY SOUGHT ANOTHER BUYER, AND IF SO, WHAT STEPS THE COMPANY TOOK TO INTEREST A THIRD PARTY. CLARIFY THE TIMING OF THESE DISCUSSIONS AND THE REASONS

      FOR MIDLAND'S REJECTION OF THESE PROPOSALS.

Response:

      To the knowledge of Midland, UNIFAB's board of directors did not engage in a formal auction process to sell UNIFAB. Over the past year, however, the board authorized management of UNIFAB to engage in discussions with The Shaw Group, Inc. and Dynamic Industries, Inc., two companies that were interested in purchasing all or part of UNIFAB. In each case, it became apparent that the potential purchaser would be interested only in a transaction in which it acquired certain of UNIFAB's assets , which would have resulted in UNIFAB's bankrupcy and eliminated all value for common shareholders. Accordingly, the board of directors of UNIFAB did not pursue further discussions.

30. WE DO NOT UNDERSTAND WHY THE ABSENCE OF A THIRD PARTY BUYER NECESSARILY IMPLIES THAT THE MERGER IS "THE ONLY LIKELY SOURCE OF PROMPT LIQUIDITY." PLEASE REVISE YOUR DISCLOSURE TO PROVIDE THE REASONS FOR THIS CONCLUSION.

Response:


      Midland proposes to comply with this by deleting the last sentence under the subsection entitled "Lack of Firm Offers" on page 9 and inserting in lieu thereof, the following sentences:

      The Filing Persons believe that, over the coming year, UNIFAB would continue to be viable only if either Midland or a third party buyer provided substantial financial support to UNIFAB. UNIFAB's independent auditors concluded as of December 31, 2003 that there is a substantial doubt about UNIFAB's ability to continue as a going concern. Midland has been unable to find any third party buyer willing to provide financial support to UNIFAB, so long as UNIFAB continues to be publicly owned. Chaffe and Associates has determined that if UNIFAB's assets are liquidated, the holders of common stock would not receive any value for their interests in UNIFAB. These facts suggest that the merger is a fair alternative to the shareholders of UNIFAB, insofar as the merger is the only transaction that is likely to provide cash compensation to all shareholders of UNIFAB other than Midland.

Reports. Opinions, Appraisals and Negotiations, page 11

31. PROVIDE ALL OF THE INFORMATION REQUIRED BY ITEM 1015(B)(L)-(6) OF REGULATION M-A WITH RESPECT TO CHAFFE & ASSOCIATES.

Response:


      Midland proposes to comply with this comment by adding a sentence to the first paragraph under the section "Report, Opinion or Appraisal" on page 11 to read as follows:

      Additionally, no limitations were imposed by Midland upon Chaffe & Associates with respect to the investigations made or procedures followed by it in rendering its opinion.

Additionally, Midland proposes to revise the third paragraph on page 12 to read as follows:

      On October 5, 2004, Chaffe & Associates delivered its written opinion, that as of that date and based upon and subject to the various limitations, qualifications and assumptions stated in the opinion, the $0.20 price per share selected by Midland to be paid to minority shareholders of UNIFAB is fair and adequate from a financial point of view...

32. DESCRIBE ALL OF THE REPORTS THAT CHAFFE MADE TO THE BOARD AND TO MIDLAND, BOTH ORAL AND WRITTEN, IN CONNECTION WITH THE TRANSACTION. IN THIS REGARD, DESCRIBE THE DIFFERENCES IN VALUATION IN THE SEPTEMBER 14 AND SEPTEMBER 29, 2004 REPORTS. CONFIRM THAT YOU HAVE FILED ALL OF THESE MATERIALS. SEE ITEM 1015(A) AND (B) OF REGULATION M-A.

Response:


      Midland proposes to comply with this comment by dividing the second paragraph on page 12 into two separate paragraphs to read as follows:

      On September 29, 2004, Chaffe & Associates delivered an oral report and work papers to the management of Midland, advising that in Chaffe and Associate's opinion, the UNIFAB common stock had zero value. For this report, Chaffe & Associates updated the September 14 valuation work papers to account for new information retrieved from UNIFAB to more accurately reflect UNIFAB's projected financial results. Additionally, the report incorporated a verbal report from an appraisal group that provided selective updated appraisals of UNIFAB's assets. Chaffe & Associates stated that its analysis was complete except for receipt of the written report of the appraisal group.

      On October 5, 2004, Chaffe & Associates delivered its written opinion, that as of that date and based upon and subject to various limitations, qualifications and assumptions stated in the opinion, the $0.20 price per share selected by Midland to be paid to minority shareholders of UNIFAB is fair and adequate, from a financial point of view, to the holders of UNIFAB common stock (other than Midland and its affiliates). For this opinion, Chaffe & Associates incorporated the written report of the appraisal group that provided the final selective appraisals of UNIFAB's assets, and, additionally, Chaffe & Associates accounted for an anticipated refund due to UNIFAB of federal income taxes. This report signified the final opinion of Chaffe & Associates in regards to the value of UNIFAB common stock.

33. DISCLOSE THE AMOUNT OF THE FEE PAID TO CHAFFE AND ASSOCIATES, INCLUDING ANY AMOUNT THAT IS CONTINGENT ON THE CLOSING OF THE TRANSACTION.


Response:

        Midland proposes to comply with this comment by adding a sentence to the end of the first paragraph on page 19 to read as follows:

      Chaffe & Associates' fee was not contingent on the substance of the opinion it rendered or on the consummation of the proposed merger transaction.

      Additionally, please see Midland's reponse to Comment 40, below.

34. PLEASE DISCLOSE WHAT MIDLAND AND THE BOARD CONCLUDED FROM EACH ANALYSIS PERFORMED BY CHAFFE & ASSOCIATES.

Response:


      Midland proposes to comply with this comment by adding the following sentence to the paragraph under the section "Report, Opinion or Appraisal" on page 11.

      The Filing Persons adopt both the analysis and the conclusions reached by Chaffe & Associates. The Filing Persons concluded from each of the analyses performed by Chaffe & Associates that UNIFAB common stock has a fair value of $0.

      The board of directors of UNIFAB has not received a report from Chaffe & Associates regarding the value of UNIFAB common stock.

35. IN YOUR DISCUSSION OF CHAFFE & ASSOCIATES' ASSUMPTIONS UNDERLYING THE EFFECTS OF THE PROPOSED MERGER, YOU NOTE THAT THE ASSUMPTION WITH RESPECT TO THE CONVERSION PRICE FOR THE CONVERTIBLE DEBENTURES WAS $3.50 PER SHARE. DISCLOSE HOW THE BOARD WAS ABLE TO RECONCILE THIS APPARENT DISPARITY WITH THE MERGER PRICE OF $0.20 PER SHARE.

Response:


      Midland proposes to comply with this comment by substituting the following for the paragraph under the section "Assumption Underlying the Analysis" on page 14:

      In order for Midland to effectuate the proposed merger as a short-form merger, Midland needed to acquire enough common stock of UNIFAB so that it would have 90% of the issued and outstanding shares. Midland had the right to convert a portion of its convertible debenture into shares of UNIFAB common stock. Accordingly, Midland acquired an additional 771,000 shares of UNIFAB common stock by converting $2,698,000 of its convertible denture at the stated conversion price of $3.50 per share.

      The conversion price of the debentures was established by contract at the time of the execution of the 2002 preferred stock purchase, debt exchange and modification agreement. The conversion price represented the per share market price of UNIFAB's common stock at the time the agreement was executed.

      Chaffe & Associates' evaluation assumed that this conversion had taken place as of the merger. Chaffe & Associates also noted that this conversion is accretive to the minority shareholders of UNIFAB.

36. DISCLOSE IN DETAIL THE CRITERIA FOR SELECTING THE COMPARABLE COMPANIES IN THIS PORTION OF

      CHAFFE'S ANALYSIS, AND THE REASONS WHY THEY WERE DEEMED TO BE COMPARABLE. GIVEN THE DISPARITY IN SIZE AND PERFORMANCE INDICATORS, IT IS NOT CLEAR FROM YOUR DISCLOSURE WHY ANY OF THESE COMPANIES IS COMPARABLE TO UNIFAB. PLEASE REVISE.

Response:

      Midland proposes to comply with this comment by revising the first and second paragraphs under the "Comparable Companies Analysis" section on page 15 to read as follows:

      Using publicly available information, Chaffe & Associates reviewed and compared the market value and trading multiples of UNIFAB and a peer group of four selected publicly-traded companies in the oil and gas equipment fabrication business. This methodology was meant to provide a market valuation based on the common stock trading multiples of selected comparable companies. The group consisted of Global Industries, Ltd., Gulf Island Fabricators, Inc., McDermott International, Inc., and NATCO Group, Inc. ("Guideline Companies"). Although Chaffe & Associates noted that the Guideline Companies were larger than UNIFAB, Chaffe & Associates selected these companies because they were competitors of UNIFAB who were in the same economic market, providing equipment and products used primarily by offshore oil and gas exploration and production companies.

      Chaffe & Associates noted that none of the Guideline Companies were identical to UNIFAB and that, accordingly, the analysis of comparable public companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies. The Guideline Companies were considered generally comparable to UNIFAB because of their industry and geographic concentration of their work in the Gulf of Mexico. Chaffe & Associates noted the low or negative operating results of three of the four Guideline Companies, who, like UNIFAB, continue to suffer from soft demand for their products and services.

37. DISCLOSE WHETHER MIDLAND AND THE BOARD CONSIDERED THE COMPARABLE COMPANY ANALYSIS FOR UNIFAB TO BE MEANINGFUL IN SPITE OF THE FACT THAT UNIFAB'S NEGATIVE ENTERPRISE VALUE DID NOT PRODUCE ANY COMPARABLE MULTIPLES.

Response:

      Midland proposes to comply with this comment by adding an additional paragraph on page 15 under the section entitled "Comparable Companies Analysis" to read as follows:

      As discussed below, Chaffe & Associates determined almost all of UNIFAB's financial measures to be negative, which stands in stark comparison to the Guideline Companies. Regardless, Chaffe & Associates still found the Comparable Companies Analysis to be meaningful because negative financial values do not render the multiples non-comparable, but rather indicate a value of zero or a deficit.

38. PROVIDE FURTHER DETAIL CONCERNING THE BREAKUP/LIQUIDATION ANALYSIS. HOW DID CHAFFE DETERMINE THE VALUES THAT MAYBE AVAILABLE UPON A LIQUIDATION OF UNIEAB? WHAT ASSUMPTIONS DID CHAFFE MAKE CONCERNING THE LIQUIDATION? QUANTIFY YOUR DISCLOSURE.

Response:

      Midland proposes to comply with this comment by revising the first paragraph on page 17 to read as follows:

      Chaffe & Associates performed two breakup/liquidation analyses, one assuming an orderly liquidation of the company and one assuming a forced sale liquidation. Both analyses were based on UNIFAB's June 30, 2004 balance sheet adjusted for projected operating losses through August 30, 2004, and both assumed the receipt of a potential federal income tax recovery anticipated in the third quarter of 2004. Also, both were based on three independent appraisals of certain UNIFAB property, plant and equipment, specifically: an appraisal of machinery performed by an appraisal company, dated February 19, 2002; an appraisal of leasehold property referred to as UNIFAB West performed by yet another appraisal company, dated October 5, 2001; and an appraisal of properties at the Port of Iberia performed by another appraisal company, dated October 22, 2001. Each appraisal provided orderly liquidation value ("OLV") and forced sale liquidation value ("FSLV) for the respective assets valued. Chaffe & Associates also relied on internally generated information provided by UNIFAB's management relative to assets that were disposed of or missing. Because Chaffe & Associates, with the consent of Midland, relied on the accuracy and completeness of the appraisals, Chaffe & Associates noted the age of the three appraisals and remains concerned that market conditions may be substantially different at present than at the time of the appraisals. Additionally, an appraisal group performed a limited purpose appraisal dated October 5, 2004, on certain primary machinery and equipment assets.

39. AMEND YOUR DISCLOSURE TO CLARIFY THAT DCF INDICATES "DISCOUNTED CASH FLOW". QUANTIFY THE ANALYSIS IN THIS SECTION.

Response:

      Midland proposes to comply with this comment by revising the first paragraph under the section entitled "Other Valuation Methodologies" on page 18 to read as follows:

      Chaffe & Associates was not able to rely on certain other valuation methodologies commonly employed in valuing companies, including discounted cash flow analysis and comparable transaction analysis, largely because of the company's past and anticipated negative operating results. Chaffe & Associates attempted to derive an implied equity value indication for UNIFAB by determining the net present value of after-tax cash flows. Management of UNIFAB provided Chaffe& Associates with a budget for 2004 that incorporates management's attempt to restructure UNIFAB to accommodate trends in the market. This budget reflects management's best estimate of revenue and expenses, including their most recent business development efforts and expense cuts. Although the forecast shows UNIFAB is reducing losses, it is still projecting negative cash flow for the foreseeable future. Because UNIFAB is projected to not have a positive cash flow, the discounted cash flow model indicates a value of zero.

40. QUANTIFY THE AMOUNT OF CONSIDERATION CHAFFE RECEIVED IN CONNECTION WITH THE SALE OF ALAN TANK, INC. TO UNIFAB AND IN THE MIDLAND TRANSACTION.

Response:

      Midland proposes to comply with this comment by revising the last paragraph on page 18 to read as follows:

      Neither Chaffe & Associates nor any of its principal officers or shareholders have ownership interests in UNIFAB or Midland. In 1998, Chaffe & Associates performed certain advisory services for Allen Tank, Inc., in its sale to UNIFAB, for which and in connection with, Chaffe & Associates received customary compensation in the amount of approximately $40,000.00. In 2002, Chaffe & Associates performed certain advisory services for the board of directors of UNIFAB in connection with its transaction with Midland, for which Chaffe & Associates again received customary compensation of approximately $55,000.00.

Exhibits

41. DISCLOSE WHETHER CHAFFE & ASSOCIATES HAS CONSENTED TO THE INCLUSION OF ITS OPINION AS AN EXHIBIT TO THE SCHEDULE 13E-3

Response:

      Midland proposes to comply with this comment by adding a sentence to the Index to Exhibits, section (c), to read as follows:

      Chaffe & Associates has consented to the inclusion of its opinion as an exhibit as evidenced in their attached opinion.

      We hope that the foregoing has been responsive to the comments your have raised. If you have any questions or further comments, please call the undersigned at (504) 585-0331. In my absence, please ask to speak to Price Wilson.

                                            Sincerely,



                                            Virginia Boulet

cc:     Martin K. Bech
        William A. Hines
        Jeanne M. Hines McDaniel

        Gay F. LeBreton
        Frank J. Cangelosi, Jr.
        Price W. Wilson

                                    EXHIBIT A
                                November 18, 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:     Julia E. Griffith
               Special Counsel
               Office of Mergers and Acquisitions

         RE: MIDLAND FABRICATORS AND PROCESS SYSTEMS, L.L.C. SCHEDULE 13E-3 FILED OCTOBER 6, 2004 RELATING TO UNIFAB INTERNATIONAL, INC. FILE NO. 5-53539

Ladies and Gentleman:

        This letter is delivered by the undersigned Filing Persons in connection with the filing referenced above. The undersigned acknowledge that the undersigned are responsible for the adequacy and accuracy of the disclosure in such filings. The undersigned further acknowledge that staff comments or changes to disclosure in response to staff comments in such filing do not foreclose the Commission from taking any action with respect to such filing. Lastly, the undersigned acknowledge that the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                      Sincerely,


                                MIDLAND FABRICATORS AND PROCESS SYSTEMS, L.L.C.

                                By /s/
                                -------------------------------------
                                William A. Hines
                                Managing Member

                                MIDLAND ACQUISITION, INC.

                                By /s/
                                -------------------------------------
                                William A. Hines
                                President and Chief Executive Officer

                                William A. Hines

                                -------------------------------------
                                   William A. Hines

                                Jeanne M. Hines McDaniel

                                By: /s/
                                ------------------------------------
                                Frank J. Cangelosi, Jr.
                                   Attorney-in-Fact

                                    EXHIBIT B

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-K


                                 CURRENT REPORT


                     PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 AUGUST 13, 2002
                Date of Report (Date of earliest event reported)


                           UNIFAB INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

              LOUISIANA                               0-29416                              72-1382998
   (State or other jurisdiction of                  (Commission                          (IRS Employer
            incorporation)                          File Number)                      Identification No.)


                                 5007 PORT ROAD
                           NEW IBERIA, LOUISIANA 70560
               (Address of principal executive offices) (Zip Code)


                                 (337) 367-8291
              (Registrant's telephone number, including area code)


                                 NOT APPLICABLE
          (Former name or former address, if changed since last report)

ITEM 1.  CHANGE IN CONTROL OF UNIFAB INTERNATIONAL, INC.

         On August 13, 2002, Midland Fabricators and Process Systems, LLC ("Midland") acquired a controlling interest in our company in a transaction that substantially changed our company's financial position. This Current Report outlines the terms of our transaction with Midland, and provides pro forma financial information showing the effect that this transaction has had on the financial condition of our company. In addition to the benefits that resulted from closing the transaction itself, Midland has agreed to guarantee a new $7 million line of credit for our company.

Background of the Midland Transaction

         In May 2002, Midland acquired the debt that our company owed to our bank lenders. We announced Midland's acquisition of our bank debt in a press release on April 26, 2002, and in a Form 8-K filing with the Securities and Exchange Commission on May 13, 2002. We also announced that our company and Midland had executed a contract providing for Midland to exchange part of the debt it acquired for a 90% equity interest in our company. Following the acquisition of our bank debt, Midland extended additional credit to our company in order to permit us to meet our payroll and other operating expenses. On August 13, 2002, the date we closed the transaction described below, we owed Midland a total of $28,855,000.

         Our Board of Directors entered into the agreement with Midland following a lengthy and unsuccessful process by which the Board sought to replace the company's credit facility or sell outright the company or any of its subsidiaries. The Board determined that the transaction with Midland was in the best interests of our company and our shareholders. Among other things, the Board considered the fact that our company was unable to pay its current obligations, and was being sued by various of its vendors. Indeed, our company did not have the financial stability to attract business opportunities and was facing a probable bankruptcy. The Board was unable to find a new creditor or a purchaser for the company or any of its subsidiaries that would have preserved any value for our shareholders. While our company's balance sheet at June 30, 2002 indicated that we had $13.5 million in shareholders' equity, the value of our assets on that balance sheet was calculated in accordance with generally accepted accounting principles (cost, less depreciation). Several times in the recent past, we have attempted to sell certain assets to raise working capital. In those sale transactions, we have realized approximately 35% of the book value of the assets sold. Our management believes that sales of assets in the context of bankruptcy would have yielded even lower proceeds for the assets, including probably no more than 25% of the value of our major asset. Even if we had been able to liquidate our assets for an amount in excess of the amount owed to our secured creditor - Midland, we had unsecured creditors to whom we owed approximately $8 million. These creditors would have been entitled to receive the proceeds of any liquidation after our secured creditor had been fully paid. Accordingly, our management was firmly convinced that our shareholders would have received no value for their shares if our company had been forced into bankruptcy.

         In addition to these considerations, the Board considered the opinion of the investment banking firm of Chaffe & Associates, Inc., the independent financial advisor to our Board. Based upon the factors considered and assumptions made by Chaffe & Associates, and the limits of review set forth in its opinion, and the financial position of our company on July 21, 2002, that firm was of the opinion that the transaction we closed with Midland on August 13, 2002, was fair from a financial point of view to the holders of UNIFAB common stock. We have included a copy of two opinions delivered to the board by Chaffe & Associates, Inc. related to the Midland transaction as Exhibits 99.2 and 99.3 to this Current Report.

         Generally, a change in control of a NASDAQ-traded company requires shareholder approval under NASDAQ's listing requirements. The shareholder approval process normally takes two to three months to complete. The Audit Committee of our Board of Directors requested a waiver of that requirement, based upon the Audit Committee's finding that our company was unable to meet its current obligations and could not afford to undertake the lengthy process of holding a shareholders' meeting. Based upon the Audit Committee's finding, the NASDAQ Small Cap Market, the stock market on which our common stock is currently trading, granted a waiver of its shareholder approval requirement. On August 2, 2002, we mailed a notice to all shareholders informing them of the waiver in compliance with the NASDAQ's rules applicable to waivers of the shareholder approval requirements. We were required to wait ten days following August 2, 2002 to close the transaction with Midland.

Information about Midland and new management

         Midland is a company owned by William A. Hines and his family. Mr. Hines was a director of UNIFAB from 1998 until March 2001. Immediately prior to the closing of the transaction, Mr. Hines owned 10,968 shares of our common stock. Mr. Hines has extensive experience in the oil field service industry, and currently owns a number of oil field service companies.

         Upon Midland's acquisition of voting control of our company on August 13, 2002, Mr. Charles Broussard resigned from the Board of Directors; our remaining directors, Messrs. Perry Segura and George Yax, will remain on the board. In addition, at Midland's request, our board has filled the vacancies on the board with Mr. Hines (who will serve as Chairman), Mr. Donald Moore, Mr. Allen Porter, who will also serve our company as President and Chief Executive Officer and President of Allen Process Systems, LLC, Mr. William Downey, who will also serve our company as Executive Vice President and Chief Operating Officer and President of Universal Fabricators, LLC, and Mr. Frank Cangelosi. These directors will serve until the 2002 annual meeting of shareholders.

         Following is a brief description of each of our new directors:

         Mr. William A. Hines is the Chairman of our Board of Directors and is also Chairman of the Board and President of Nassau Holding Corporation, the parent company of numerous oilfield related companies, including a manufacturer and distributor of couplings for oilfield tubular goods, located in Metairie, Louisiana. Mr. Hines is also a director of Whitney Holding Corporation, a regional bank holding company. Mr. Hines previously served as a director of our company from July 1998 through March, 2001.

         Mr. Allen C. Porter, Jr. is a director and the President and Chief Executive Officer of our company and President of Allen Process Systems, LLC. Mr. Porter is a professional mechanical engineer and was the founder and President of Allen Tank, Inc., the predecessor of our company's subsidiary, Allen Process Systems, LLC., a renowned industry leader in the design and fabrication of oilfield process equipment. Mr. Porter has a long career in the oilfield industry beginning with his service as a process engineer at Gulf Oil Corporation in 1953. Additionally, Mr. Porter spent over 26 years at C.E. Natco and served over five of those years as Vice President. Immediately prior to joining our company, Mr. Porter was the Executive Vice President of Yarbrough Cable Co., a Versabar company, located in Memphis, Tennessee.

         Mr. William A. Downey is a director and the Executive Vice President and Chief Operating Officer of our company and the President of Universal Fabricators, LLC. Mr. Downey is a veteran of the heavy marine fabrication industry with over 15 years of employment with Gulf Island Fabrication, Inc., where he served as Vice President of Operations from April, 1985 through January, 2000, and was an integral member of the senior management team responsible for Gulf Island's many successes. Mr. Downey was also the President of Gulf Island, LLC from January, 2000 through June, 2000.

         Mr. Donald L. Moore is a director of our company. Mr. Moore is a certified public accountant and was the managing partner of the New Orleans office of the national accounting firm of Ernst & Young LLP for over 20 years prior to his retirement in September,1998. Mr. Moore is a member of the State Board of Certified Public Accountants of Louisiana and is a member of the American Institute of Certified Public Accountants. Mr. Moore also serves on the boards of directors of several charitable organizations, including the Louisiana Chapter of the Salvation Army and the New Orleans Opera Association.

         Mr. Frank J. Cangelosi, Jr. is a director of our company. Mr. Cangelosi is a certified public accountant and began his career in 1975 at the New Orleans office of the national accounting firm of Arthur Young & Company. In October, 1980, Mr. Cangelosi joined Nassau Holding Corporation, the parent company of numerous oilfield related companies, including a manufacturer and distributor of couplings for oilfield tubular goods, located in Metairie, Louisiana. Mr. Cangelosi is currently the Vice President of Finance at Nassau, the position he has held since June, 1985.

The closing of the Midland transaction

         On August 13, 2002, we completed the Midland transaction by executing an Act of Acknowledgment, Modification, Receipt and Third Amendment to Amended and Restated Credit Agreement, a copy of which is filed with this Current Report as Exhibit 99.4 (the "Closing Agreement"). Under the Closing Agreement, our company issued 738 shares of our preferred stock to Midland in exchange for the cancellation of $10 million in outstanding debt. Simultaneously, Midland exchanged our remaining bank debt for a secured convertible debenture in the approximate amount of $10.7 million due 2007, a secured subordinated note in the approximate amount of $2.1 million due August 13, 2005 and a secured subordinated note in the approximate amount of $4.7 million due August 13, 2006. Midland's preferred stock will be converted into a total of 73,800,000 shares of our common stock when additional shares of common stock become authorized. Midland's debenture will be convertible, at Midland's option, into common stock of our company at a price of $.35 per share. A copy of the debenture has been filed with this Current Report as Exhibit 4.1. Effective August 13, 2002, Midland also waived all existing defaults under our credit agreement. A copy of the Waiver Agreement has been filed with this Current Report as Exhibit 99.5.

         As a result of the exchange of our bank debt and issuance of the preferred stock, Midland now holds approximately 90% of the voting power of our company. Midland has agreed that it will cause our company's stock to continue to be publicly traded for at least two years following Midland's acquisition of control of our company on August 13, 2002. Midland has also agreed to cause the company to offer all shareholders (other than Midland) the right to purchase up to 16.5 million additional shares of our common stock for $.35 per share. If this rights offering is fully subscribed, then Midland's percentage of the voting power of our company will decrease from 90% to 75% (pre-conversion of Midland's debenture).

Effects of the Midland transaction

         We believe that the Midland transaction has substantially strengthened our company's financial condition and depth of management. Midland has agreed to secure a $7 million credit facility for our company, that Midland will guarantee. This credit facility should allow our company to post bonds and thereby take on construction projects that we would have been unable to perform during the past year. Under Item 7 below, we include a pro forma condensed balance sheet as of June 30, 2002 giving effect to the closing of the Midland transaction.

Cautionary Statements

         Statements made in this report regarding our expectations as to future operations and other statements included in this report that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by our company and the availability of skilled employees. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements contained in this report.


ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.

(a)   No financial statements are filed with this report.

(b)   Pro forma condensed consolidated balance sheet (unaudited)

Basis of Presentation

              THE ACCOMPANYING PRO FORMA CONDENSED BALANCE SHEET AS OF JUNE 30, 2002 GIVES EFFECT TO THE AUGUST 13, 2002 TRANSACTION BETWEEN OUR COMPANY AND MIDLAND, UNDER WHICH MIDLAND EXCHANGED $22.8 MILLION OUTSTANDING UNDER THE COMPANY'S SENIOR SECURED CREDIT AGREEMENT FOR 738 SHARES OF THE COMPANY'S PREFERRED STOCK (WITH EACH SHARE CONVERTIBLE INTO 100,000 SHARES OF THE COMPANY'S COMMON STOCK), A SECURED CONVERTIBLE DEBENTURE IN THE APPROXIMATE AMOUNT OF $10.7 MILLION AND A SECURED SUBORDINATED NOTE PAYABLE IN THE APPROXIMATE AMOUNT OF $2.1 MILLION. MIDLAND ALSO SETTLED APPROXIMATELY $5.6 MILLION OF ACCOUNTS PAYABLE FOR A SECURED SUBORDINATED NOTE PAYABLE IN THE APPROXIMATE AMOUNT OF $4.7 MILLION. THE PRO FORMA CONDENSED COMBINED BALANCE SHEET IS BASED ON THE JUNE 30, 2002 BALANCE SHEET AS REPORTED IN THE JUNE 30, 2002 FORM 10-Q, GIVING EFFECT TO THE ASSUMPTIONS AND ADJUSTMENTS IN THE ACCOMPANYING NOTES TO THE PRO FORMA CONDENSED BALANCE SHEET.

         The pro forma condensed combined financial statements have been prepared by UNIFAB's management and include such adjustments to reflect the pro forma financial results as if the transaction described above had occurred as of June 30, 2002.

         The pro forma condensed consolidated balance sheet should be read in conjunction with the historical financial statements and footnotes thereto for the year ended December 31, 2001 included in the Unifab International, Inc. Annual Report on Form 10-K.

                           UNIFAB INTERNATIONAL, INC.

           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                  June 30,                                  June 30,
                                                                    2002               Pro forma             2002
                                                                as reported            adjustments         Pro forma
                                                                -----------            -----------         ---------
Assets
Current assets:
  Cash and cash equivalents                                   $           636                            $           636
  Accounts receivable, net of allowance for doubtful
    accounts of $896                                                    7,886        (1)        (675)              7,211
  Costs and estimated earnings in excess of billings on
    uncompleted contracts                                               2,590                                      2,590
  Income tax receivable                                                 2,756                                      2,756
  Prepaid expenses and other assets                                     2,804                                      2,804
                                                              ---------------                            ---------------
Total current assets                                                   16,672                                     15,997

Property, plant and equipment, net                                     31,808                                     31,808
Goodwill, net                                                             260                                        260
Deferred income taxes                                                       -                                          -
Other assets                                                              787                                        787
                                                              ---------------     -------------------    ---------------
Total assets                                                  $        49,527     $             (675)    $        48,852
                                                              ===============     ===================    ===============

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                                            $        10,016        (2)      (5,623)    $         4,393
  Billings in excess of costs and estimated earnings on
    uncompleted contracts                                                   5                                          5
  Accrued liabilities                                                   3,012        (3)        (680)              1,532
                                                                                     (3)        (500)
                                                                                     (3)        (300)
  Notes payable                                                        22,958        (1)        (675)                292
                                                                                     (3)         800
                                                                                     (4)      (2,139)
                                                                                     (4)     (20,652)
                                                              ---------------           -------------      -------------
Total current liabilities                                              35,991                (29,769)              6,222

Subordinated note payable                                                   -        (2)       4,709              17,500
                                                                                     (4)       2,139
                                                                                     (4)      10,652
Shareholders' equity:
   Preferred stock, 738 shares, each share has voting
   rights equivalent to and is convertible into 100,000
   shares of common stock                                                   -        (4)      10,000              10,000
  Common stock, $0.01 par value, 20,000,000 shares
   authorized,  8,189,972 outstanding
                                                                           82                                         82
  Additional paid-in capital                                           46,830                                     46,830
  Retained earnings (accumulated deficit)                             (33,286)       (2)         914             (31,692)

  Currency translation adjustment                                         (90)       (3)         680                 (90)
                                                              ----------------          -------------    ---------------
Total shareholders' equity                                             13,536                 11,594              25,130
                                                              ---------------           -------------    ---------------
Total liabilities and shareholders' equity                    $        49,527           $       (675)    $        48,852
                                                              ===============           =============    ===============

      See accompanying notes to pro forma condensed consolidated balance sheet (unaudited).


                           UNIFAB INTERNATIONAL, INC.

             NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

          The accompanying pro forma condensed balance sheet as of June 30, 2002 gives effect to the August 13, 2002 transaction between Unifab International, Inc. (the "Company") and Midland Fabricators and Process Systems, LLC ("Midland"), under which Midland exchanged $22.8 million outstanding under the Company's senior secured credit agreement for 738 shares of the Company's preferred stock (each share is convertible into 100,000 shares of the Company's common stock), a secured convertible debenture in the approximate amount of $10.7 million and a secured subordinated note payable in the approximate amount of $2.1 million. Midland also settled approximately $5.6 million of accounts payable for a secured subordinated note payable in the approximate amount of $4.7 million. The pro forma condensed combined balance sheet is based on the June 30, 2002 balance sheet as reported in the June 30, 2002 Form 10-Q.

          The pro forma condensed combined financial statements have been prepared by Unifab's management and include such adjustments to reflect the pro forma financial results as if the transaction described above had occurred as of June 30, 2002.

          The pro forma condensed consolidated balance sheet should be read in conjunction with the historical financial statements and footnotes thereto for the year ended December 31, 2001 included in the Unifab International, Inc. Annual Report on Form 10-K.

NOTE 2.  PRO FORMA ADJUSTMENTS

The pro forma adjustments to record the transactions between the Company and Midland are as follows:

(1) To give effect to an exchange of accounts receivable and reduction in the amount outstanding under the senior secured credit agreement of $675,000 in a Dation en Partial Paiement to Midland.

(2) To give effect to the settlement of accounts payable with a face amount of $5,623,000 for a secured subordinated note payable to Midland in the amount of $4,709,000. The note is payable on or before August 13, 2006 and bears interest at prime plus 3% (7.5% at August 13, 2002).

(3) To give effect to borrowings against the senior secured credit facility made from June 30, 2002 to August 13, 2002 used to pay accrued and unpaid interest and working capital.

(4) To give effect to the exchange of $20,652,000 outstanding under the senior secured credit agreement for 738 shares on the Company's preferred stock and a secured subordinated convertible debenture for $10,652,000. Each share of preferred stock in convertible into 100,000 shares of the Company's common stock. The secured subordinated convertible debenture is payable in five equal annual installments beginning August 13, 2007 and bears interest at prime plus 2.5% (7.25% at August 13, 2002). The debenture is convertible into shares of the Company's common stock at $0.35 per share.

(5) To give effect to the exchange of $2,139,000 outstanding under the senior secured credit agreement for a secured subordinated note payable to Midland. The secured subordinated note is payable on or before August 13, 2005 and bears interest at prime plus 3% (7.75% at August 13, 2002).

NOTE 3. COMPARATIVE CONDENSED BALANCE SHEET

         The following table compares certain captions on the Company's balance sheet and amounts derived from those captions at December 31, 2001 as reported in the Company's Annual Report on Form 10-K and at June 30, 2002 as reported in the Company's Quarterly Report on Form 10-Q with the pro forma amounts reported above in this Form 8-K.

                                December 31, 2001           June 30, 2002             June 30, 2002
                                   As reported               As reported                Pro forma
                                   -----------               -----------                ---------
                                                    (Amounts are in thousands)
Cash                            $            754           $            636           $            636
Current assets                            28,439                     16,672                     15,997
Total assets                              63,207                     49,527                     48,852
Current liabilities                       43,952                     35,991                      6,222
Working capital (deficit)                (15,513)                   (19,319)                     9,775
Current notes payable                     23,246                     22,652                        292
Shareholders' equity            $         19,133           $         13,536           $         25,130

(c)     Exhibits.

 4.1     Debenture dated August 13, 2002
99.1     Press release issued by the Company on August 15, 2002
99.2     Fairness Opinion of Chaffe & Associates, Inc. dated July 23, 2002
99.3     Fairness Opinion of Chaffe & Associates, Inc. dated August 9, 2002
99.4     Act of Acknowledgment, Modification, Receipt and Third Amendment to
         Amended and Restated Credit Agreement dated August 13, 2002
99.5     Waiver Letter from Midland Fabricators and Process Systems, LLC to
         UNIFAB International, Inc. dated August 14, 2002

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                             By:      /s/ Allen C. Porter, Jr.
                                      ----------------------------------------
                                      Allen C. Porter, Jr.
                                      President and Chief Executive Officer

Dated:  August 22, 2002